Exhibit (a)(1)(F)

Tender Offer Commenced for Innotrac Stock
Pursuant to Previously Announced Merger Agreement

Shareholders Offered $8.20 Per Share

ATLANTA, GA (December 5, 2013) – Innotrac Corporation (NASDAQ: INOC) (“Innotrac”), Blue Eagle Holdings, L.P. (“Parent”), and Blue Eagle Acquisition Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), today announced that, on December 4, 2013, Purchaser commenced the previously-announced cash tender offer for all of the outstanding shares of common stock of Innotrac at a price per share of $8.20, net to the seller in cash, without interest and less any applicable withholding tax. Parent and Purchaser are affiliates of private equity firm Sterling Partners.

On November 14, 2013, Innotrac announced that it had entered into a definitive merger agreement pursuant to which the tender offer would be made. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of the conditions to the tender offer, Purchaser will merge with and into Innotrac, and all of the then outstanding shares of Innotrac’s common stock (other than shares held by Innotrac, Parent, their respective wholly owned subsidiaries, or Innotrac’s shareholders that validly exercise dissenters’ rights under Georgia law with respect to such shares) will be automatically converted into the right to receive cash equal to the $8.20 offer price per share, without interest and less any applicable withholding tax.

As previously announced, Scott D. Dorfman, Innotrac’s founder, Chairman, Chief Executive and largest shareholder, has entered into a contribution and support agreement pursuant to which he and related shareholders have agreed not to tender any of their shares in the tender offer and, following the completion of the tender offer, will contribute all of their shares, representing approximately 44% of Innotrac’s outstanding common stock, to Parent in exchange for Parent equity interests.  Upon the closing of the transaction, Mr. Dorfman and the related shareholders will be paid at the offer price for Parent equity interests that correspond to approximately 70% of their Innotrac holdings, and will then beneficially own approximately 19.5% of the fully-diluted equity interests of Parent. Mr. Dorfman and the Innotrac management team will continue their leadership of the Company after the transaction is closed.

Upon the unanimous recommendation of a special committee of the board of directors of Innotrac comprised solely of independent directors, Innotrac’s board of directors unanimously (other than Mr. Dorfman, who abstained) approved the merger agreement and the transactions contemplated thereby, including the tender offer. The board of directors of Innotrac has recommended that Innotrac’s shareholders tender their shares in the tender offer.

On December 4, 2013, Parent, Purchaser and certain Sterling entities filed with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms and conditions of the tender offer. Additionally, Innotrac filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Innotrac’s board of directors that Innotrac’s shareholders tender their shares in the tender offer.

The completion of the tender offer is conditioned upon Innotrac shareholders tendering a number of shares that, together with the shares being contributed by Mr. Dorfman and the related shareholders to Parent, represents at least a majority of the shares of Innotrac common stock on a fully-diluted basis. It is also conditioned upon the tender of a majority of the shares, on a fully-diluted basis, not beneficially owned by Mr. Dorfman. In addition, the tender offer is conditioned upon the approval of the court overseeing the receivership that is Innotrac’s second largest shareholder. Further, the transaction is subject to other customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the absence of a material adverse effect on Innotrac and securing required consents. There are no financing contingencies.

The tender offer is scheduled to expire at 6:00 p.m., New York City time, on Friday, January 3, 2014, unless the offer is extended in accordance with its terms.

About Innotrac

Innotrac Corporation, founded in 1984 and based near Atlanta, Georgia, is a best-in-class commerce provider integrating digital technology, fulfillment, contact center and business intelligence solutions to support global brands.  Innotrac’s fulfillment, order management and contact center solutions are integrated with all major web platforms, and seamlessly integrate with any required partner technologies. Innotrac employs sophisticated order processing and warehouse management technology and operates eight fulfillment centers and one call center spanning all time zones across the continental United States.  Innotrac Europe GmbH has a network of fulfillment centers, call centers, and returns processing facilities with operations in the UK, Germany, France, Denmark, Sweden, Poland, Austria, Italy, Switzerland, Ireland, Spain and the Netherlands. Connect with Innotrac www.innotrac.com or http://www.linkedin.com/company/innotrac.

Forward-Looking Statements

This news release contains certain forward looking statements that involve a number of risks and uncertainties. These forward looking statements may be identified by words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. A number of risks, uncertainties and other important factors could cause actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Innotrac shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and the risk factors set forth from time to time in Innotrac’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, none of Parent, Purchaser or Innotrac undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. On December 4, 2013, Parent, Purchaser and certain other Sterling entities filed with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal and other related documents. The offer to purchase shares of Innotrac common stock is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with the Schedule TO. In addition, Innotrac filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. Further, Parent, Purchaser, the Sterling entities, Innotrac and Mr. Dorfman also filed a Transaction Statement on Schedule 13E-3 on December 4, 2013. INNOTRAC SHAREHOLDERS ARE ADVISED TO READ THESE MATERIALS, AS THEY MAY BE AMENDED AND/OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Shareholders of Innotrac may obtain free copies of these documents and other documents filed by Innotrac, Parent, Purchaser and/or the other filers mentioned above with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders of Innotrac may obtain copies of these documents from MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885 (toll-free) or via email at tenderoffer@mackenziepartners.com.

Contact

Steve Keaveney

Chief Financial Officer

678-584-4020

skeaveney@innotrac.com